Exhibit 99.1

Scorpio Tankers Inc. Announces Newbuilding Agreements for Two LPG Tankers and Delivery of its Twelfth Newbuilding MR

MONACO--(Marketwired - October 11, 2013) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it has exercised options to construct two Very Large Gas Carriers (“VLGC”) in South Korea.  The Company also took delivery of the twelfth vessel under its newbuilding program, STI Ville.

VLGC Newbuildings

The Company has exercised options it held with Hyundai Samho Heavy Industries for the construction of two VLGC for approximately $75.0 million each.  These vessels are 84,000 cubic meter tankers designed for the carriage of LPG and are scheduled to be delivered in the first quarter of 2016.

Delivery of STI Ville

The Company took delivery of the twelfth MR product tanker under its newbuilding program at Hyundai Mipo Dockyard Co., Ltd. of South Korea, STI Ville.  Upon delivery, the vessel began a time charter for up to 120 days at approximately $19,000 per day.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 19 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, 12 MR tankers, and one post-Panamax tanker) with an average age of 3.9 years, time charters-in 29 product tankers (eight LR2, four LR1, eight MR and nine Handymax tankers), and has contracted for 65 newbuilding vessels (28 MR, 12 LR2, and 14 Handymax ice class-1A product tankers, and 11 VLGC), 44 are expected to be delivered to the Company in 2014, 19 within 2015 and two in the first quarter of 2016. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616